FORM 45-102F2 (Second Amended Filing)

**CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES***

Complete 1. or 2.

1. [*Name of Issuer or Selling Security Holder*] **DEREK OIL & GAS
CORPORATION** has distributed securities under a provision listed in Appendix
D or E to Multilateral Instrument 45-102 or a provision of securities legislation
that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of
Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution
on [*date*] **February 18, 2004 of 729,000 common shares and 364,500
common share purchase warrants**[*amount or number and type of securities*] of
[*Name of Issuer*] **Derek OIL & GAS CORPORATION,** [*Name of Issuer*] **DEREK
OIL & GAS CORPORATION** was a qualifying issuer within the meaning of
Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix
F to Multilateral Instrument 45-102 or a provision of securities legislation that
specifies that the first trade of securities distributed to an employee, executive,
consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-
102 and hereby certifies that in respect of a distribution on [date] of [amount or
number and type of securities] of [Name of Issuer], [Name of Issuer] became
after the distribution date by filing a prospectus in a jurisdiction listed in Appendix
B to Multilateral Instrument 45-102 and listing or quoting a class of its equity
securities on a qualified market, and now is, a qualifying issuer within the
meaning of Multilateral Instrument 45-102.

DATED at **Vancouver, B.C.** this **8th** day of **March** , 2**004**.

[*Name of Issuer or Selling Security Holder*] **DEREK OIL & GAS COPORATION**

By: **"Edward Byrd"**
[*type name*] **Edward Byrd**
[*title*] **Director**